                                     BY-LAWS
                                       OF
                           ROYAL CARIBBEAN CRUISES LTD.
                            (a Liberian Corporation)


                                    Article I
                                     Offices

SECTION 1.01.     Registered Address

The registered address of the Corporation shall be at 80 Broad Street, Monrovia, Liberia and its registered agent at such address shall be The LISCR Trust Company, Monrovia, Liberia.

SECTION 1.02.     Other Offices

The Corporation may also have and maintain an office or offices at such other places within or without the Republic of Liberia as the Board of Directors may from time to time determine or the business of the Corporation requires.


                                   ARTICLE II
                            Meetings of Shareholders

SECTION 2.01.     Place of Meeting

All meetings of the Shareholders of the Corporation shall be held at such place or places within or outside the Republic of Liberia as shall be designated by the Board of Directors in the notice of such meeting.

SECTION 2.02.     Annual Meeting

The Board of Directors may fix the date, time and place of the Annual Meeting of the Shareholders but if no such date and time is fixed by the Board of Directors, the meeting for any calendar year shall be held on the first Thursday in May in such year, if not a legal holiday, and if a legal holiday then on the next succeeding business day, at 11:00 a.m. and at such meeting the Shareholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting.

SECTION 2.03.     Special Meetings

Special Meetings of the Shareholders of the Corporation for any purpose or purposes for which meetings may lawfully be called, may be called at any time for any purpose by resolution of the Board of Directors or by the Chief Executive Officer. A Special Meeting shall be called by the Secretary at the request of Shareholders (other than the holder of the Royal Caribbean Special Voting Share) representing no less than ten percent (10%) of the votes entitled to be cast at meetings of the Shareholders, without regard to any votes which could be cast by the holder of the Royal Caribbean Special Voting Share. At any time, upon written request of any of the foregoing persons who have duly called a Special Meeting, which written request shall state the purpose or purposes of the meeting, it shall be the duty of the Secretary to fix a date, place and time for such meeting, which shall not be less than fifteen (15) nor more than sixty
(60) days after the receipt of the request unless otherwise provided by statute, and to give due notice of such meeting. If the Secretary shall neglect or refuse to fix the date, place or time of such meeting or to give notice thereof, the person or persons calling the meeting may do so in accordance with the provisions of Section 2.04 hereof. Special Meetings in default of the annual meeting may be called as provided by statute.

SECTION 2.04.     Notice of Meetings

Written notice of all meetings of the Shareholders stating the purpose or purposes for which the meeting is called, including whether the resolution relates to a Joint Electorate Action or a Class Rights Action, the name of the person or persons at whose direction the notice is being given, and the date, time and place where it is to be held, shall be given at least fifteen (15) but not more than sixty (60) days before such meeting, to each Shareholder of record entitled to vote at such meeting and to each member of the Board of Directors. Notice of a meeting need not be given to any such person who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof of the lack of notice to him.

SECTION 2.05      Notice with Respect to Joint Electorate Action or Class Rights
                  Action

(a) If the Corporation proposes to undertake a Joint Electorate Action or Class Rights Action, the Corporation shall immediately give notice to P&O Princess of the nature of the Joint Electorate Action or the Class Rights Action it proposes to take. Unless such action is proposed to be taken at the Annual Meeting of the Shareholders, the directors of the Corporation shall convene a Special Meeting for the purpose of considering a resolution to approve the Joint Electorate Action or Class Rights Action. Such meeting shall be held as close in time as practicable with the Parallel Shareholder Meeting convened by P&O Princess for purposes of considering such Joint Electorate Action or Class Rights Action.

(b) The Corporation shall cooperate fully with P&O Princess in preparing resolutions, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.

SECTION 2.06.     Quorum, Manner of Acting and Adjournment

(a) The presence in person or by proxy at any meeting of the Shareholders holding between them shares representing no less than one-third of the votes entitled to be cast at such meeting shall constitute a quorum for the transaction of business at such meeting except as otherwise required by Applicable Regulation, the Articles of Incorporation or these By-Laws. If a quorum shall not be present or represented at any meeting of the Shareholders within one hour of the time appointed for the meeting, the meeting shall be adjourned ("the First Adjournment"). The Secretary of the Corporation shall then issue a notice of the adjourned meeting stating the time and place that the adjourned meeting shall be reconvened. The notice shall be issued within two (2) days of the First Adjournment and no fewer than five (5) days prior to the reconvening of the adjourned meeting and shall be given to each Shareholder of record entitled to vote at such meeting in the same manner as is provided for in these By-Laws for giving notice of the original meeting. The notice shall state that the only business which may be transacted is that which might have been transacted on the original date of the meeting. The Secretary shall also give notice to P&O Princess as soon as possible of an adjournment and of the business to be transacted at an adjourned meeting.

(b) If a quorum shall not be present or represented at the reconvened meeting of the Shareholders within one hour of the time appointed for the reconvened meeting, the meeting shall be adjourned ("the Second Adjournment"). The Secretary of the Corporation shall then issue a notice of the adjourned meeting stating the time and place that the adjourned meeting shall be reconvened. The notice shall be issued within two (2) days of the Second Adjournment and no fewer than five (5) days prior to the reconvening of the adjourned meeting and shall be given to each Shareholder of record entitled to vote at such meeting in the same manner as is provided for in these By-Laws for giving notice of the original meeting. The notice shall state that the only business which may be transacted is that which might have been transacted on the original date of the meeting. The Secretary shall also give notice to P&O Princess as soon as possible of such adjournment and of the business to be transacted at an adjourned meeting. At such reconvened meeting, if a quorum comprising Shareholders holding between them shares representing no less than one-third of the votes entitled to be cast at such meeting (or such other quorum required by Applicable Regulation, the Articles of Incorporation or these By-Laws) is not or has not been present within one hour of the time for the commencement of the adjourned meeting, the meeting shall be dissolved.

(c) When a quorum for the transaction of business is present at any meeting, a Majority Resolution shall decide such question brought before such meeting, unless the question is one upon which, by express provision of Applicable Regulation, the Articles of Incorporation or as provided in these By-Laws, a Supermajority Resolution is required, in which case such express provision shall govern the decision of such question. The Shareholders present in person or by proxy at a duly convened meeting can continue to transact business until adjournment, notwithstanding withdrawal of Shareholders so as to leave fewer than a quorum present.

SECTION 2.07      Quorum for Joint Electorate Actions and Class Rights Actions

(a) For purposes of determining whether a quorum exists at any meeting of the Shareholders where a Joint Electorate Action or a Class Rights Action is to be considered:

      (i) if the meeting of the Shareholders convenes before the Parallel Shareholder Meeting of P&O Princess, the Royal Caribbean Special Voting Share shall, at the commencement of the meeting, have no votes and therefore shall not be counted for purposes of determining the total number of shares entitled to vote at such meeting or whether a quorum exists at such meeting, although the Royal Caribbean Special Voting Share itself must be present, either in person (through a representative of the Royal Caribbean SVC) or by proxy;

      (ii) if the meeting of the Shareholders convenes at substantially the same time as or after the Parallel Shareholder Meeting of P&O Princess with respect to one or more Joint Electorate Actions, the Royal Caribbean Special Voting Share will have the maximum number of votes attached to it as were cast on such Joint Electorate Actions, either for, against or abstained, at the Parallel Shareholder Meeting of P&O Princess, and such maximum number of votes (including abstentions) shall constitute shares entitled to vote and present for purposes of determining whether a quorum exists at such meeting; and

      (iii) if the meeting of the Shareholders convenes at substantially the same time as or after the Parallel Shareholder Meeting of P&O Princess with respect to a Class Rights Action, the Royal Caribbean Special Voting Share shall, at the commencement of the meeting, have no votes and therefore shall not be counted for purposes of determining the total number of shares entitled to vote at such meeting or whether a quorum exists at such meeting, although the Royal Caribbean Special Voting Share itself must be present, either in person (through a representative of the Royal Caribbean SVC) or by proxy.

(b) Notwithstanding the foregoing, in order for a quorum to be validly constituted with respect to meetings of the Shareholders convened to consider a

Joint Electorate Action or Class Rights Action, the holder of the Royal Caribbean Special Voting Share must be present at such meeting.

SECTION 2.08.     Organization

At every meeting of the Shareholders, the Chairman of the Board, if there be one, or in the case of vacancy in the office or absence of the Chairman of the Board, one of the following persons present in the order stated: the vice chairman of the Board, if there be one or in their order of rank or seniority if there be more than one, the Chief Executive Officer, the President, the vice presidents in their order of rank or seniority, a chairman designated by those members of the Board of Directors present at the meeting or a chairman chosen by the Shareholders in the manner provided in Section 2.06 of this Article, shall act as chairman, and the Secretary, or in his absence, an assistant secretary, or in the absence of the Secretary and assistant secretaries, a person appointed by the Chairman, shall act as secretary.

SECTION 2.09      Voting by Ballot

Any resolution to be considered at a meeting of the Shareholders in relation to which the holder of the Royal Caribbean Special Voting Share is or may be entitled to vote shall be decided by ballot. The ballot shall be kept open for such time as to allow the Parallel Shareholder Meeting of P&O Princess to be held and for the votes attaching to the Royal Caribbean Special Voting Share to be calculated and cast on such ballot, although such ballot may be closed earlier in respect of shares of other classes. The chairman of the meeting shall direct the procedures for voting by ballot.

SECTION 2.10      Voting by Proxy

Each Shareholder entitled to vote at a meeting of the Shareholders may authorize any person to act for him by proxy. A proxy deposited by the holder of the Royal Caribbean Special Voting Share will be valid if it is received by or delivered to the chairman of the meeting before the close of the ballot to which it relates. To be valid, a proxy must comply in form and substance with all applicable provisions of Liberian law, including, without limiting the generality of the foregoing, the following provisions. No proxy shall be valid after 11 months from its date, unless the proxy provides otherwise. Every proxy shall be signed by the Shareholder or by his attorney-in-fact and filed (together, in the case of any proxy executed by an attorney-in-fact, with a copy of such power of attorney) with the Secretary of the Corporation. A proxy, unless expressly stated to be irrevocable as provided in this Section, shall be revocable at the pleasure of the Shareholder, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the Corporation. A duly executed proxy shall be irrevocable if it is entitled "irrevocable proxy" and states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power, including any of the circumstances set forth in Section 7.6(6) of the Business Corporation Act, and shall cease to be irrevocable upon the circumstances set forth in

Section 7.6(7) and (8) of the Business Corporation Act. The giving of a proxy by any Shareholder to any other person shall not exempt such Shareholder from compliance with any requirement of any Applicable Regulation, the Articles of Incorporation or these By-Laws relating to the conditions under which such shares may be voted.

SECTION 2.11.     Action by Shareholders without a Meeting

Any action which is required to be or which may be taken at any Annual or Special Meeting of Shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all the Shareholders entitled to vote with respect to the subject matter thereof.

SECTION 2.12.     Voting Lists

A list of Shareholders of record who are entitled to vote on each item of business to be transacted, together with the number of votes which they are entitled to vote certified by the Secretary, shall be produced at any meeting of Shareholders upon request of any Shareholder at the meeting or prior thereto. If the right to vote, or the number of votes which may be cast is challenged, the inspector or inspectors of election, or person presiding thereat, shall require the list of Shareholders to be produced as evidence of the right of the persons challenged to vote and all persons who appear from the list to be Shareholders entitled to vote may vote on such item at such meeting, and may cast the number of votes which the list shows that such person may cast.

SECTION 2.13.     Inspectors of Election

(a) In advance of any meeting of Shareholders, the Board of Directors may appoint inspectors of election, who need not be Shareholders, to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the person presiding at any such meeting may, and on the request of any Shareholder entitled to vote at the meeting and before voting begins shall, appoint inspectors of election. The number of inspectors shall be either one or three, as determined, in the case of inspectors appointed upon demand of a Shareholder, by the Shareholders in the manner provided in Section 2.06 hereof, and otherwise by the Board of Directors or the person presiding at the meeting, as the case may be. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting, or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of his duties, shall take an oath faithfully to execute the duties of inspector at such meeting.

(b) If inspectors of election are appointed as aforesaid, they shall determine from the lists referred to in Section 2.12 hereof the number of shares outstanding, the shares represented at the meeting, the existence of a quorum, and the voting power of shares represented at the meeting, determine the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote or the number of votes which may be cast, count and tabulate all votes or ballots, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all Shareholders entitled to vote thereat. If there be three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

(c) Unless waived by vote of the Shareholders conducted in the manner provided in Section 2.06 hereof, the inspectors shall make a report in writing of any challenge or question or matter determined by them, and execute a sworn certificate of any fact found by them.

SECTION 2.14      Actions for Shareholder Approval

(a) All actions to be approved by the holders of Royal Caribbean Common Shares shall be Joint Electorate Actions, Class Rights Actions or Procedural Resolutions.

(b) No resolution with respect to a Joint Electorate Action or a Class Rights Action shall be approved unless the Parallel Shareholder Meeting of P&O Princess is validly held and a vote of the holders of P&O Princess Ordinary Shares is held on an Equivalent Resolution.

SECTION 2.15      Joint Electorate Actions

All actions put to the holders of Royal Caribbean Common Stock or P&O Princess Ordinary Shares, except for Class Rights Actions and Procedural Resolutions, shall constitute Joint Electorate Actions. For the avoidance of doubt, the following actions, if put to the holders of Royal Caribbean Common Stock or P&O Princess Ordinary Shares, shall constitute Joint Electorate Actions:

            (1) the appointment, removal or re-election of any director of the Corporation or P&O Princess, or both of them;

            (2) to the extent such receipt or adoption is required by applicable law, the receipt or adoption of the Corporation's or P&O Princess' financial statements, or both of them, or accounts prepared on a combined basis, other than any accounts in respect of the period(s) ended prior to the date of the Equalization Agreement;

            (3) a change of name of either the Corporation, P&O Princess, or both of them; and

            (4) the appointment or removal of the auditors of the Corporation or P&O Princess, or both of them.

SECTION 2.16      Procedure for Approval of Joint Electorate Actions

(a) If the Corporation proposes to take any Joint Electorate Action, such action shall require approval by Majority Resolution (or if Applicable Regulations, the Articles of Incorporation or these By-Laws require the action to be approved by a Supermajority Resolution, by the vote required thereby) of the holders of Royal Caribbean Common Stock, holders of Royal Caribbean's Other Voting Shares and the holder of the Royal Caribbean Special Voting Share, voting together as a single class by ballot.

(b) Notwithstanding the provisions of Section 2.06, no resolution will be approved with respect to a Joint Electorate Action unless at least one-third of the total votes entitled to be cast by (i) the holders of Royal Caribbean Common Shares, and (ii) the holder of the Royal Caribbean Special Voting Share (assuming for purposes of this calculation only that all holders of issued and outstanding P&O Princess Ordinary Shares voted at the Parallel Shareholder Meeting of P&O Princess) are cast on the resolution proposing such Joint Electorate Action.

(c) If P&O Princess proposes to take any Joint Electorate Action, the Corporation shall convene a Special Meeting, unless such action is proposed for an Annual Meeting, as close in time as practicable to such P&O Princess shareholders meeting to consider such action and shall propose a resolution which is an Equivalent Resolution to the proposed P&O Princess resolution with respect to such Joint Electorate Action. Such Equivalent Resolution shall be proposed as a Majority Resolution, unless Applicable Regulations, the Articles of Incorporation or these By-Laws require the Joint Electorate Action to be approved by a Supermajority Resolution.

(d) In relation to a resolution of the Corporation to approve a Joint Electorate Action at any meeting of the Shareholders, the Royal Caribbean Special Voting Share shall carry:

      (i) such number of votes in favor of the resolution as were cast in favor of the Equivalent Resolution at the Parallel Shareholder Meeting of P&O Princess by holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess;

      (ii) such number of votes against the resolution as were cast against the Equivalent Resolution at the Parallel Shareholder Meeting of P&O Princess by holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess; and

      (iii) such number of abstentions as were recorded as abstentions from the Equivalent Resolution at the Parallel Shareholder Meeting of P&O Princess by holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess;

 in each case, multiplied by the Equalization Fraction in effect at the time such meeting of the Shareholders is held and in each case rounded up to the nearest whole number, such votes to be cast by the holder of the Royal Caribbean Special Voting Share in accordance with the above provisions.

SECTION 2.17      Class Rights Action

The following actions constitute Class Rights Actions:

      (1) the voluntary Liquidation of the Corporation and/or P&O Princess for which the approval of shareholders of either the Corporation or P&O Princess is required or proposed;

      (2) the sale, lease, exchange or other disposition of all or substantially all of the assets of either the Corporation or P&O Princess;

      (3) any adjustment to the Equalization Ratio, other than in accordance with the provisions of the Equalization Agreement;

      (4) except where specifically provided for in such agreements, any amendment to the terms of, or termination of, the Equalization Agreement, the Voting Agreement, the Royal Caribbean Deed Poll Guarantee or the P&O Princess Deed Poll Guarantee (including, for the avoidance of doubt, the voluntary termination of either Deed Poll Guarantee will always need to be approved as a Class Rights Action);

      (5) any amendment to, removal or alteration of the effect of (which shall include the ratification of or any breach of) any Royal Caribbean Entrenched Provision or any P&O Princess Entrenched Provision; and

      (6) the doing of anything which the Board of Directors and the P&O Princess Board agree (either in a particular case or generally), in their absolute discretion, should be approved as a Class Rights Action.

Notwithstanding anything in these By-Laws to the contrary, none of the foregoing actions may be taken by either the Corporation or P&O Princess unless it has been approved as a Class Rights Action in accordance with Section 2.18.

SECTION 2.18      Procedure for Approval of Class Rights Actions

(a) If the Corporation proposes to take any Class Rights Action, such action shall require approval by a Majority Resolution (or, if Applicable Regulations, the Articles of

Incorporation or these By-Laws require the action to be approved by a Supermajority Resolution, by the vote required thereby) of holders of Royal Caribbean Common Stock, holders of Other Voting Shares of Royal Caribbean, and the holder of the Royal Caribbean Special Voting Share, voting together as a single class by ballot.

(b) If the proposed Class Rights Action is approved by the requisite vote (as determined in accordance with the P&O Princess Memorandum and Articles) of the holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess entitled to vote thereon at the Parallel Shareholder Meeting of P&O Princess, the Royal Caribbean Special Voting Share shall have no votes with respect to such proposed Class Rights Action. If the proposed Class Rights Action is not approved by the requisite vote (as determined in accordance with the P&O Princess Memorandum and Articles) of the holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess entitled to vote thereon at the Parallel Shareholder Meeting of P&O Princess, the Royal Caribbean Special Voting Share shall have such number of votes as is necessary to defeat the resolution with respect to such Class Rights Action referred to in (a) above and shall cast these votes against the resolution.

(c) If P&O Princess proposes to take any Class Rights Action, the Corporation shall convene a Special Meeting, unless such action is proposed for an Annual Meeting, as close in time as practicable to the P&O Princess shareholders meeting at which the P&O Princess resolution in respect of such Class Rights Action is to be proposed, and shall propose an Equivalent Resolution. Such Equivalent Resolution shall be proposed as a Majority Resolution, unless Applicable Regulations, the Articles of Incorporation or these By-Laws require the Class Rights Action to be approved by a Supermajority Resolution.

SECTION 2.19      Procedural Resolutions

The Royal Caribbean Special Voting Share shall have no right to vote on any resolution of a procedural or technical nature, which does not adversely affect the shareholders of P&O Princess in any material respect, put to the Shareholders at a meeting ("Procedural Resolutions"), nor shall notice of such meeting to the Shareholders be required to include reference to these matters. The Chairman of the Board will, in his absolute discretion, determine whether a resolution is a Procedural Resolution. Subject to the foregoing and without limitation, to the extent that such matters require the approval of the Shareholders, any of the following shall be Procedural Resolutions:

      (1) that certain people be allowed to attend or be excluded from attending the meeting;

      (2) that discussion be closed and the question put to the vote (provided no amendments have been raised);

      (3) that the question under discussion not be put to the vote (where a shareholder feels the original motion should not be put to the meeting at all, if such original motion was brought during the course of that meeting);

      (4) to proceed with matters in an order other than that set out in the notice of the meeting;

      (5) to adjourn the debate (for example, to a subsequent meeting); and

      (6) to adjourn the meeting.

SECTION 2.20      Cumulative Voting

Cumulative voting for directors shall not be permitted.

SECTION 2.21.     Submission of Proposals by Shareholders

Shareholders representing not less than one-twentieth of the voting rights of all shareholders having at the date of the requisition a right to vote at the meeting of the Shareholders to which the resolution relates, or, no less than 100 Shareholders owning, on average, shares of Royal Caribbean Common Stock with a nominal value of L100 (converted at the Applicable Exchange Rate, and assuming for purposes of this calculation only that each share of Royal Caribbean Common Stock has a par value of US$1.732), per Shareholder, may place any matter before an Annual Meeting of Shareholders so long as notice is given to the Corporation's Secretary at least six weeks before the meeting at which the particular matter will be presented is to occur.


                                   ARTICLE III
                               Board of Directors

SECTION 3.01.     Powers

All powers of the Corporation, except those specifically reserved or granted to the Shareholders by Applicable Regulation, the Articles of Incorporation or these By-Laws, are hereby granted to and vested in the Board of Directors; all such powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed by, the Board of Directors.

SECTION 3.02.     Number and Term of Office

(a) The Board of Directors shall consist of twelve directors.

(b) The Board of Directors shall consist of the identical individuals that constitute the P&O Princess Board. The directors shall be divided into three classes: Class 1, Class 2 and Class 3. Each class shall contain, or shall contain as nearly as possible, one-third of the total number of directors constituting the entire Board of Directors and, for the avoidance of doubt, the Board of Directors, in its absolute discretion, shall determine which directors shall be designated as directors of each class. Each class shall be identical to the corresponding class of directors appointed under the P&O Princess Memorandum and Articles. At every subsequent Annual Meeting following the adoption of these By-Laws, all of the directors of one designated class shall retire from office and, provided each such director is willing to act and has been nominated by the Board of Directors for re-election, shall be nominated for re-election at that meeting. Such designated class shall be the same class that is retiring from office at the Parallel Shareholder Meeting of P&O Princess. The three separate classes are for purposes of defining the manner in which directors shall rotate from office and shall in no way be deemed to confer any difference of rights between the directors.

(c) The composition of a class of directors may be varied in any way by the Board of Directors; provided that the same change is made to the equivalent P&O Princess class, and the change will not result in any director holding office for more than three years since his last appointment or reappointment.

(d) In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class.

SECTION 3.03 Eligibility for election, Effectiveness of Appointment, Reciprocal Appointment

(a) No person shall be a director of the Corporation unless they are also a director of P&O Princess. The appointment of a person as a director of the Corporation shall only take effect at the same time as that person's appointment as a director of P&O Princess takes effect.

(b) If a person is appointed as a director of P&O Princess by the P&O Princess Board in accordance with the P&O Princess Memorandum and Articles, the Board of Directors shall also appoint that person as a director of the Corporation.

(c) Such appointed director shall be designated as a Class 1, Class 2, or Class 3 director in accordance with Section 3.02 above and, notwithstanding the foregoing, shall also be put up for re-election at the Corporation's next Annual Meeting unless the class to which such director is so designated is required to rotate at that Annual Meeting, and in such case, that director may only be re-elected if he is validly nominated for appointment as a director.

SECTION 3.04.     Vacancies

Vacancies on the Board of Directors shall be filled by a majority of the directors then in office, even though less than a quorum, provided that any such person is appointed to both the Board of Directors and P&O Princess Board at the same time. If only one director remains in office, this director shall have the power to fill all vacancies. If there are no directors, the Secretary may call a meeting at the request of any two shareholders of the Corporation for the purpose of appointing one or more directors.

SECTION 3.05      Resignation of Directors

Any director of the Corporation may resign at any time by giving written notice to the Secretary. Such director must, concurrently with his or her resignation as director of the Corporation, also resign as director of P&O Princess. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, but in all events, only concurrently with the effectiveness of the director's resignation from the P&O Princess Board, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.06.     Disqualification of Directors

A director shall be disqualified from continuing to serve on the Board of Directors if:

      (i) he ceases to be a director by virtue of any provisions of Applicable Regulation, the Articles of Incorporation or these By-Laws;

      (ii) he resigns from office by giving written notice to the Corporation or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Section 3.03(b); or

      (iii) he ceases to be a director of P&O Princess.

SECTION 3.07.     Organization

At every meeting of the Board of Directors, the Chairman of the Board, if there be one, or, in the case of a vacancy in the office or absence of the Chairman of the Board, one of the following officers present in the order stated: the vice chairman of the Board of Directors, if there be one or in their order of rank and seniority if more than one, the Chief Executive Officer, the President, the vice presidents in their order of rank and seniority, or a chairman chosen by a majority of the directors present, shall preside, and the Secretary, or, in his absence, an assistant secretary, or in the absence of the Secretary and the assistant secretaries, any person appointed by the chairman of the meeting shall act as secretary.

SECTION 3.08.     Place of Meeting

The Board of Directors may hold its meetings, both regular and special, at such place or places within or outside the Republic of Liberia as the Board of Directors may from time to time appoint, or as may be designated in the notice calling the meeting.

SECTION 3.09.     Regular Meetings

Regular meetings of the Board of Directors may be held without notice at such time and place as shall be designated from time to time by resolution of the Board of Directors. At such meetings, the directors may transact such business as may properly be brought before the meeting.

SECTION 3.10.     Special Meetings

Special Meetings of the Board of Directors shall be held whenever called by the Chairman of the Board or by two or more directors. Notice of each such meeting shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone) or 48 hours (in the case of notice by electronic mail or facsimile) or 10 days (in the case of notice by mail) before the time at which the meeting is to be held. Each such notice shall state the time and place of the meeting to be so held, and shall also state the purpose or purposes of the meeting.

SECTION 3.11.     Voting by Proxy

Each director may authorize another director to act for him by proxy at meetings of the Board of Directors, at meetings of committees of the Board of Directors of which he is a member and in giving a written consent in lieu of meetings of the Board of Directors and such committees on behalf of his appointor. A proxy to a director shall be given in an instrument in writing including a facsimile or similar communication method and shall be produced to the first meeting at which it is used or otherwise delivered to the Secretary of the Corporation. A proxy shall be conclusive evidence of its validity until notice of revocation of such proxy in writing including a facsimile or similar method of communication has been delivered to the Secretary of the Corporation.

SECTION 3.12.     Quorum, Manner of Acting, Adjournment and Action without
                  Meeting

(a) At all meetings of the Board of Directors the presence, in person or by proxy, of a simple majority of the total number of directors shall constitute a quorum for the transaction of business except as may be otherwise specifically provided by Applicable Regulation, the Articles of Incorporation or these By-Laws. The act of a simple majority of the directors present in person or by proxy at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by Applicable Regulation, the Articles of Incorporation or these By-Laws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) Any person who is himself a director and acting as a proxy for any other director shall be entitled to have one vote for each capacity in which he so acts (in addition to any vote he may have as a director).

(c) Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, if all of the members of the Board of Directors or committee (or other proxies) consent thereto in writing, and the writings are filed with the minutes of proceedings of the Board of Directors or committee.

SECTION 3.13.     Conference Telephone Meetings

One or more directors may participate in a meeting of the Board of Directors, or of a committee of the Board of Directors, by means of conference telephone or similar communications equipment by means of which all persons can hear each other. Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

SECTION 3.14.     Executive and Other Committees of the Board of Directors

(a) The Board of Directors may, by resolutions adopted by a majority vote of the entire Board of Directors, designate from among its members an executive committee and one or more other committees (having such name or names as may be determined from time to time by resolution adopted by the Board of Directors), each committee to consist of two or more directors. The Board of Directors shall designate the chairman of each such committee, and may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(b) The executive committee and any other committee designated by the Board of Directors shall have and may exercise such powers and authorities as shall be provided in the resolution of the Board of Directors establishing such committee; but no committee of the Board of Directors shall have the power or authority in reference to the submission to Shareholders of any action that requires Shareholders' authorization under Applicable Regulation, the Articles of Incorporation, or these By-Laws, the filling of vacancies in the Board of Directors or in a committee, the fixing of the compensation of the directors for serving on the Board of Directors or on any committee, the amendment or repeal of the By-Laws or the adoption of new By-Laws, or the amendment or repeal of any resolution of the Board of Directors other than one which is by its terms so amendable or repealable.

(c) Meetings of committees shall be called in the manner provided in the resolution of the Board of Directors establishing such committee or as otherwise determined by such committee. Unless otherwise so provided, meetings of any committee may be called by the chairman of such committee, or by the secretary of such committee on the request of any two (2) members of such committee, on the same notice to each member as is required by Section 3.08 hereof. Unless otherwise provided in the resolution of the Board of Directors establishing a committee, a majority of the directors in the office designated to any committee (but in all events not less than two (2) such directors) shall be present at each meeting to constitute a quorum for the transaction of business, and the acts of such committee. Each committee so formed shall fix its own rules of proceeding, appoint its own secretary, keep regular minutes of its meetings and report the same to the Board of Directors when required.

SECTION 3.15.     Compensation of Directors

The Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid a fixed annual fee as director, in addition to or in lieu of a fixed sum for attendance at each meeting of the Board of Directors. Directors may also be remunerated separately for specific projects undertaken or services rendered on behalf of the Corporation at the request of the Board of Directors, and shall be reimbursed for their expenses incurred in performing their duties as directors, including attendance at meetings and specific projects undertaken or services rendered on behalf of the Corporation. No such payment shall preclude any directors from serving the Corporation in any other capacity and receiving compensation and reimbursement of expenses thereof.

SECTION 3.16.     Specific and General Powers of Directors

Subject to any regulations from time to time made by the Shareholders, the Board of Directors shall have the management of the affairs, business and property of the Corporation and may do all such acts as are not prohibited by Applicable Regulation, by the Articles of Incorporation, or by these By-Laws, and as are not reserved to the Shareholders.

SECTION 3.17      Directors' Power to Give Effect to the DLC Agreements

(a) The directors are authorized to operate and carry into effect the Equalization Agreement, the Voting Agreement and the Royal Caribbean Deed Poll Guarantee with full power to:

      (i) enter into, operate and carry into effect any further or other agreements or arrangements with or in connection with P&O Princess or the holder of the P&O Princess Special Voting Share; and

      (ii) do all such things as, in the opinion of the directors, are necessary or desirable for the application, implementation, protection, furtherance or maintenance of the dual listed company relationship with P&O Princess constituted by or arising out of any agreement or arrangement.

(b) Subject to Applicable Regulation, nothing done by any director in good faith pursuant to such authority and obligations shall constitute a breach of the fiduciary duties of such director to the Corporation or its shareholders. In particular, the directors shall, in addition to their duties to the Corporation, be entitled to have regard to the interests of the Combined Shareholders as if the Corporation and P&O Princess were a single legal entity. They are also authorized to provide to P&O Princess and any officer, employee or agent of P&O Princess any information relating to the Corporation.

SECTION 3.18      Discretionary Matters

The Board of Directors may, by agreement with the P&O Princess Board:

(1) decide to seek the approval of the shareholders (or any class of shareholders) of either or both of the Corporation and P&O Princess for any matter that would not otherwise require such approval;

(2) require any Joint Electorate Action to be approved instead as a Class Rights Action; or

(3) specify a higher majority vote than the required majority that would otherwise be required for any shareholder vote provided for in Section 2.06.


                                   ARTICLE IV
                                    Officers

SECTION 4.01.     Number, Qualifications and Designation

The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, one or more vice presidents, a Secretary, a Treasurer, and such other officers as may be elected or appointed in accordance with the provisions of Section 4.03. Officers may be of any nationality and need not be residents or citizens of the Republic of Liberia. One person may hold more than one office. Officers may be, but need not be, directors or Shareholders of the Corporation.

SECTION 4.02.     Election and Term of Office

The officers of the Corporation, except those appointed by delegated authority pursuant to Section 4.03, shall be elected annually by the Board of Directors, and each such officer shall hold his office until his successor shall have been elected or appointed and qualified, or until his earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected by the Board of Directors or appointed by delegated authority may be removed by the Board of Directors or by the appointing authority with or without cause. The removal of an officer without cause shall be without prejudice to his contract rights, if any. The election or appointment of an officer shall not of itself create contract rights.

SECTION 4.03. Other Officers, Subordinate Officers, Non-Board Committees and Agents

The Board of Directors may from time to time elect such other officers and appoint such employees or other agents, or such committees (not constituting committees of the Board of Directors), as it deems necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as are provided in these By-Laws, or as the Board of Directors may from time to time determine. The Board of Directors may delegate to any officer or committee of the Board of Directors referred to in Section 3.14 the power to appoint subordinate officers and to retain or appoint employees or other agents, or committees (not constituting committees of the Board of Directors) and to prescribe the authority, duties and compensation of such subordinate officers, committees, employees or other agents.

SECTION 4.04.     The Chairman of the Board

The Chairman of the Board shall preside at all meetings of the Shareholders and of the Board of Directors, and shall perform such other duties as may from time to time be assigned to him by the Board of Directors. The Chairman may also be the Chief Executive Officer and/or the President of the Corporation.

SECTION 4.05.     The Chief Executive Officer

The Chief Executive Officer shall have general supervision over the affairs of the Corporation. The Chief Executive Officer shall have the power to sign, execute and acknowledge, in the name of the Corporation, deeds, mortgages, bonds, contracts or other instruments, shall make reports to the Board of Directors and the Shareholders, shall have like powers to those of the President, and, in general, shall perform all duties incident to the office of Chief Executive Officer.

SECTION 4.06.     The President

The President shall have the power to sign, execute and acknowledge, in the name of the Corporation, deeds, mortgages, bonds, contracts or other instruments, as authorized by the Board of Directors, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors, or by these By-Laws or by Applicable Regulation, to some other officer or agent of the Corporation and, in general, shall perform such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 4.07.     The Vice Presidents

The vice presidents shall perform such duties as may from time to time be assigned to them by the Board of Directors, the Chief Executive Officer or the President.

SECTION 4.08.     The Secretary

The Secretary, or an assistant secretary, shall attend all meetings of the Shareholders and of the Board of Directors and shall record the proceedings of the Shareholders and of the directors in a book or books to be kept for that purpose; see that notices are given and records and reports are properly kept and filed by the Corporation as required by Applicable Regulation, the Articles of Incorporation or these By-Laws; be the custodian of the seal of the Corporation; and, in general, perform all duties incident to the office of Secretary, and such other duties as may from time to time be assigned to him by the Board of Directors, the Chief Executive Officer or the President. Except as otherwise required by Applicable Regulation, the Secretary's signature shall not be required to bind the Corporation.

SECTION 4.09.     The Treasurer

The Treasurer or assistant treasurer shall have or provide for the custody of the funds or other property of the Corporation and shall keep a separate book of account of the same to his credit as Treasurer; collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the Corporation; deposit all funds in his custody as Treasurer in such banks or other places of deposit as the Board of Directors may from time to time designate; whenever so required by the Board of Directors, render an account showing his transactions as Treasurer and the financial condition of the Corporation; and, in general, discharge such other duties as may from time to time be assigned to him by the Board of Directors, the Chief Executive Officer or the President.

SECTION 4.10.     Officers' Bonds

No officer of the Corporation need provide a bond to guarantee the faithful discharge of his duties unless the Board of Directors shall by resolution so require, in which event such officer shall give the Corporation a bond (which shall be renewed if and as required) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office.

SECTION 4.11.     Salaries of Elected Officers

The salaries of the officers of the Corporation elected by the Board of Directors shall be fixed from time to time by the Board of Directors or pursuant to authority conferred by the Board of Directors.


                                    ARTICLE V
                      Certificates of Stock, Transfer, Etc.

SECTION 5.01.     Issue

Each Shareholder shall be entitled to a certificate or certificates for shares of the Corporation owned by him upon his request thereof. All share certificates of the Corporation shall be numbered and registered in the share ledger and transfer books of the Corporation as they are issued. They shall be signed by the President or a vice president and by the Secretary or an assistant secretary or the Treasurer or an assistant treasurer, and may bear the corporate seal, which may be a facsimile. The signatures of the officers upon such certificate may be facsimiles, if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employees. In case any officer who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer before the certificate is issued it may be issued or delivered with the same effect as if he were such officer at the date of its issue or delivery. The Corporation shall keep a record containing the names and addresses of all registered Shareholders, the number and class of shares held by each and the date when they respectively became the owners of record thereof.

SECTION 5.02.     Transfer

(a) Transfer of shares issued in the name of a holder of record shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted and upon surrender of and cancellation of the certificate therefor. Every transfer of shares by holders of record shall be entered on the stock book of the Corporation. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for registered shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

(b) Any applicant wishing to transfer shares shall pay to the Corporation any stamp or other duties or taxes payable in respect of the transfer, together with any charges imposed by the Corporation in respect of such transfer, all prior to and as a condition precedent to the issuance of any new certificates to such applicant.

SECTION 5.03      Transfer of the Royal Caribbean Special Voting Share

No transfer of the Royal Caribbean Special Voting Share will take effect until the transfer has been approved in accordance with the Voting Agreement and until the transferee has agreed to be bound by the terms of the Voting Agreement.

SECTION 5.04.     Share Certificates

Share certificates of the Corporation shall be in such form as is provided by Applicable Regulation and approved by the Board of Directors. The share record books and the blank share certificates shall be kept by the Secretary or by any agency designated by the Board of Directors for that purpose.

SECTION 5.05.     Lost, Stolen, Destroyed or Mutilated Certificates

The Board of Directors may direct a new certificate or new certificates to be issued in place of any certificate or certificates previously issued by the Corporation and alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate or new certificates, the Board of Directors may, in its discretion and as a condition precedent to the issue thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and to give the Corporation a bond in such sum as the Board of Directors may direct as indemnity against any claims that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 5.06.     Record Holder of Shares

The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of registered shares to receive dividends, to vote and to exercise any other rights in respect of the shares held as the owner thereof. The Corporation shall not be bound to recognize any equitable or other claim to or interest in any registered share or shares on the part of any person other than a person registered on its books as the owner of such registered share or shares whether or not it shall have express or other notice thereof.

SECTION 5.07.     Determination of Shareholders of Record

In order that the Corporation may determine the holders of registered shares entitled to notice of meeting of Shareholders, or entitled to express consent to or dissent from any proposed corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of shares or for the purposes of any other action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than fifteen (15) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of registered Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting; except that the Board of Directors may fix a new record date for an adjourned meeting.


                                   ARTICLE VI
                                     Notices

SECTION 6.01.     Notice Provisions

Whenever, under the provisions of the statutes of the Republic of Liberia or the Articles of Incorporation or these By-Laws, any notice, request, demand or other communication is required to be or may be given or made to any officer, director, or registered Shareholder, it shall not be construed to mean that such notice, request, demand or other communication must be given or made in person but the same may be given or made in person, by mail or facsimile to such officer, director or registered Shareholder and shall be considered to have been properly given or made, in the case of mail, when deposited in the mail, and in other cases when transmitted by the party giving or making the same, directed to the officer or director or to a registered Shareholder at his address as it appears on the records of the Corporation, or, if the Shareholder shall have filed with the secretary of the Corporation a written request that notice to him be mailed to some other address, then directed to the Shareholder at such other address. Notice to directors may also be given in accordance with Section 3.10. Any notice dispatched by mail shall be sent by first class air mail or other fast postal service and shall be properly stamped prior to deposit in the mail.

SECTION 6.02.     Notice to Corporation

Whenever, under the provisions of the statutes of the Republic of Liberia or the Articles of Incorporation or these By-Laws, any notice, request, demand or other communication is required to be or may be given or made to the Corporation, it shall also not be construed to mean that such notice, request, demand or other communication must be given or made in person, but the same may be given or made to the Corporation by mail or facsimile. Any such notice, request, demand or other communication shall be considered to have been properly given or made, in the case of mail when deposited in the mail, and in other cases when transmitted by the party giving or making the same, directed to the Corporation at its then registered address, provided that a copy of the same is sent by like medium of communication to the attention of the secretary at the Corporation's then principal place of business.

SECTION 6.03.     Waiver of Notice

(a) Whenever any written notice is required to be given under the provision of Applicable Regulation, the Articles of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Shareholders, directors, or members of a committee of directors need be specified in any written waiver of notice of such meeting.

(b) Attendance of a person, either in person or by proxy, at any meeting, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of such meeting.

                                   ARTICLE VII
                                 Indemnification

SECTION 7.01.     General

The Corporation shall indemnify, and advance Expenses to, Indemnitee as provided in this Article VII and to the fullest extent permitted by Applicable Regulation.

SECTION 7.02. Proceedings Other Than Proceedings by or in the Right of the Corporation

Indemnitee shall be entitled to the rights of indemnification provided in this
Section 7.02 if, by reason of his Corporate Status, he was or is, or is threatened to be made, a party to any threatened, pending, or completed Proceeding, other than a Proceeding by or in the right of the Corporation to procure a judgment in its favor. Pursuant to this Section 7.02, Indemnitee shall be indemnified against Expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

SECTION 7.03.     Proceedings by or in the Right of the Corporation

Indemnitee shall be entitled to the rights of indemnification provided in this
Section 7.03 if, by reason of his Corporate Status, he was or is, or is threatened to be made, a party to any threatened, pending or completed Proceeding brought by or in the right of the Corporation to procure a judgment in its favor. Pursuant to this Section, Indemnitee shall be indemnified against Expenses actually and reasonably incurred by him or on his behalf in connection with such Proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. Notwithstanding the foregoing, no indemnification against such

Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged to be liable to the Corporation for negligence or misconduct in the performance of his duty to the Corporation if Applicable Regulation prohibits such indemnification; provided, however, that, if Applicable Regulation so permits, indemnification against Expenses shall nevertheless be made by the Corporation in such event if and only to the extent that the Court of competent jurisdiction in which such Proceeding shall have been brought or is pending, shall determine.

SECTION 7.04. Indemnification for Expenses of a Party Who is Wholly or Partly Successful

Notwithstanding any other provision of this Article VII, to the extent that Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Corporation shall indemnify Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section 7.04 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal or voluntary action, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

SECTION 7.05.     Indemnification for Expenses of a Witness.

Notwithstanding any other provision of this Article VII, to the extent that Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding in which he is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

SECTION 7.06.     Advancement of Expenses

The Corporation shall advance all reasonable Expenses incurred by or on behalf of Indemnitee in connection with any Proceeding within twenty (20) days after the receipt by the Corporation of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses.

SECTION 7.07.     Procedure for Determination of Entitlement to Indemnification

(a) To obtain indemnification under this Article VII, Indemnitee shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Corporation shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors in writing that Indemnitee has requested indemnification.

(b) Upon written request by Indemnitee for indemnification pursuant to the first sentence of Section 7.07(a) hereof, a determination, if required by Applicable Regulation, with respect to Indemnitee's entitlement thereto shall be made in the specific case: (i) if a Change in Control (as hereinafter defined) shall have occurred, by Independent Counsel (as hereinafter defined) (unless Indemnitee shall request that such determination be made by the Board of Directors, in which case by the person or persons or in the manner provided for in clauses (ii) or (iii) of this Section 7.07(b)) in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee; (ii) if a Change of Control shall not have occurred, (A) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors or (B) if such quorum is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee; or (iii) as provided in Section 7.08(b) of this Article; and, if it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten (10) days after such determination. Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Corporation (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Corporation hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(c) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 7.07(b) of this Article VII, the Independent Counsel shall be selected as provided in this Section 7.07(c). If a Change of Control shall not have occurred, the Independent Counsel shall be selected by the Board of Directors, and the Corporation shall give written notice to Indemnitee advising him of the identity of the Independent Counsel so selected. If a Change in Control shall have occurred, the Independent Counsel shall be selected by Indemnitee

(unless Indemnitee shall request that such selection be made by the Board of Directors, in which event the preceding sentence shall apply), and Indemnitee shall give written notice to the Corporation advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Corporation, as the case may be, may, within seven (7) days after such written notice of selection shall have been given, deliver to the Corporation or to Indemnitee, as the case may be, a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined herein, and the objection shall set forth with particularity the factual basis of such assertion. If such written objection is made, the Independent Counsel so selected may not serve as Independent Counsel unless and until a Court has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 7.07(a) hereof, no Independent Counsel shall have been selected and not objected to, either the Corporation or Indemnitee may petition any Court of competent jurisdiction for resolution of any objection which shall have been made by the Corporation or Indemnitee to the other's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the Court or by such other person as the Court shall designate, and the person with respect to whom an objection is so resolved or the person so appointed shall act as Independent Counsel under Section 7.07(b) hereof. The Corporation shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 7.07(b) hereof, and the Corporation shall pay all reasonable fees and expenses incident to the procedures of this Section 7.07(c), regardless of the manner in which such Independent Counsel was selected or appointed. Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 7.09(a)(iii) of this Article VII, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

SECTION 7.08.     Presumptions and Effect of Certain Proceedings

(a) If a Change of Control shall have occurred, in making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Article if Indemnitee has submitted a request for indemnification in accordance with Section 7.07(a) of this Article, and the Corporation shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

(b) If the person, persons or entity empowered or selected under Section 7.07 of this Article VII to determine whether Indemnitee is entitled to indemnification shall not have made such determination within sixty (60) days after receipt by the

Corporation of the request therefore, the requisite determination of entitlement to indemnification shall be deemed to have been made in favor of Indemnitee and Indemnitee shall be entitled to such indemnification, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under Applicable Regulation; provided, however, that such sixty (60) day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for the obtaining or evaluation of documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 7.08(b) shall not apply if the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 7.07(b) of this Article VII.

(c) The termination of any Proceeding or of any claim, issue or matter therein by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article VII) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

SECTION 7.09.     Remedies of Indemnitee

(a) In the event that (i) a determination is made pursuant to Section 7.07 of this Article VII that Indemnitee is not entitled to indemnification under this
Article VII, (ii) advancement of Expenses is not timely made pursuant to Section
7.06 of this Article VII, (iii) the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 7.07(b) of this Article VII and such determination shall not have been made and delivered in a written opinion within ninety (90) days after receipt by the Corporation of the request for indemnification, (iv) payment of indemnification is not made pursuant to Section 7.05 of this Article VII within ten (10) days after receipt by the Corporation of a written request therefore, or (v) payment of indemnification is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 7.08 of this Article VII, Indemnitee shall be entitled to an adjudication in any Court of competent jurisdiction, of his entitlement to such indemnification or advancement of Expenses. Alternatively, Indemnitee, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association. Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within one hundred eighty
(180) days following the date on
which Indemnitee first has the right to commence such proceeding pursuant to this Section 7.09(a). The Corporation shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration.

(b) In the event that a determination shall have been made pursuant to Section
7.07 of this Article VII that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 7.09 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. If a Change of Control shall have occurred, in any judicial proceeding or arbitration commencing pursuant to this Section 7.09, the Corporation shall have the burden of proving that Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(c) If a determination shall have been made or deemed to have been made pursuant to Section 7.07 or 7.08 of this Article VII that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 7.09, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, or (ii) a prohibition of such indemnification under Applicable Regulation.

(d) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 7.09 that the procedure and presumptions of this Article VII are not valid, binding and enforceable and shall stipulate in any such Court or before any such arbitrator that the Corporation is bound by all the provisions of this Article VII unless prohibited by Applicable Regulation.

(e) In the event that Indemnitee, pursuant to this Section 7.09, seeks a judicial adjudication of or an award in arbitration to enforce his rights under or to recover damages for breach of, this Article VII, Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all expenses (of the types described in the definition of Expenses herein) actually and reasonably incurred by him in such judicial adjudication or arbitration, but only if he prevails therein. If it shall be determined in said judicial adjudication or arbitration that Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.

SECTION 7.10.     Non-Exclusivity; Survival of Rights; Insurance; Subrogation

(a) The rights of indemnification and to receive advancement of Expenses as provided by this Article VII shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under Applicable Regulation, the Articles of

Incorporation (including, but not limited to, Article Ninth thereof, which provides a separate right of indemnification), the By-Laws, any agreement, a vote of Shareholders or a resolution of directors or otherwise. No amendment, alteration or repeal of this Article VII or of any provision hereof shall be effective as to any Indemnitee with respect to any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. The provisions of this Article VII shall continue as to an Indemnitee whose Corporate Status has ceased and shall inure to the benefit of his heirs, executors and administrators.

(b) The Corporation may purchase and maintain insurance on behalf of any person specified in Section 6.13 of the Business Corporation Act, or any person specified in this Article VII, against liability asserted against him and incurred by him, whether or not the Corporation would have power to indemnify him against such liability under the provisions of the aforesaid Section 6.13.

(c) To the extent that the Corporation maintains an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person serves at the request of the Corporation, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies.

(d) In the event of any payment under this Article VII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights.

(e) The Corporation shall not be liable under this Article VII to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

SECTION 7.11.     Severability

If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VII (including without limitation, each portion of any Section of this Article VII containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this
Article VII (including, without limitation, each portion of any Section of this Article VII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 7.12. Certain Persons Not Entitled to Indemnification or Advancement of Expenses

Notwithstanding any other provision of this Article VII, no person shall be entitled to indemnification or advancement of Expenses under this Article VII with respect to any Proceeding, or any claim therein, brought or made by him against the Corporation except as provided in Section 7.09.

SECTION 7.13.     Notices

Any notice, request or other communication required or permitted to be given to the Corporation under this Article VII shall be in writing and either delivered in person or sent by certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

SECTION 7.14.     Miscellaneous

Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

SECTION 7.15.     Indemnification of Additional Parties.

In addition to the foregoing, the Corporation may, but shall not be required to, indemnify, and advance Expenses to, any person who is, or is threatened to be made, a witness in or party to any Proceeding as described in Sections 7.02, 7.03, 7.04 or 7.05 of this Article VII by reason of the status of such person as an employee, agent or fiduciary of the Corporation or any direct or indirect subsidiary thereof or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation, provided, however, that no such person shall be entitled to indemnification by virtue of this Section 7.16 unless such indemnification is authorized by action of the Board of Directors.

                                  ARTICLE VIII
                               General Provisions

SECTION 8.01.     Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, and the Equalization Agreement, may be declared by the Board of Directors at any regular or special meeting, pursuant to Applicable

Regulation. Dividends may be paid in cash, in property or in shares of the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and the Equalization Agreement. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

The Corporation or other person paying any dividend or issuing any right on behalf of the Corporation shall be entitled to withhold therefrom any taxes required to be withheld by the laws and regulations of any taxing authority having jurisdiction in the circumstances.

SECTION 8.02.     Contracts

Except as otherwise provided in these By-Laws, the Board of Directors may authorize any officer or officers or any agent or agents, to enter into any contract or to execute or deliver any instrument on behalf of the Corporation and such authority may be general or confined to specific instances.

SECTION 8.03.     Cheques and Deposits

All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the Board of Directors may approve or designate, and all such funds shall be withdrawn only upon cheques signed by such one or more officers, employees or agents of the Corporation as the Board of Directors shall from time to time determine. All notes, bills of exchange or other orders in writing shall be signed by such person or persons as the Board of Directors may from time to time designate.

SECTION 8.04.     Corporate Seal

The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Liberia". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 8.05.     Corporate Records

Every Shareholder shall, upon written demand stating the purpose thereof, have a right to inspect, in person or by agent or attorney, during the usual hours of business, for a purpose reasonably related to his interests as a Shareholder, the share register, books of account, and minutes of all proceedings, and make copies or extracts therefrom.

SECTION 8.06.     Amendment of By-Laws

These By-Laws may be amended in accordance with the Articles of Incorporation.

SECTION 8.07.     Effective Date

Any amendment to or any amendment and restatement of these By-Laws shall govern the affairs of the Corporation from and after the date stated in the resolution adopting the same.


                                   ARTICLE IX
                                   Definitions

SECTION 9.01.     For purposes of these By-Laws:

      "Applicable Exchange Rate" means the spot US dollar-sterling exchange rate as show in The Wall Street Journal or the London Edition of the Financial Times on the relevant date.

      "Annual Meeting" means the annual meeting of the Corporation's Shareholders as described in Section 2.02.

       "Applicable Regulation" means

      (a) any law, statute, ordinance, regulation, judgement, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation; and

      (b)   the rules, regulations, and guidelines of:

                  (i) any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of the Corporation are listed, traded or quoted; and

                  (ii) any other body with which entities with securities listed or quoted on such exchanges customarily comply,

      (but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply) in each case for the time being in force and taking account all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Corporation.

      "Articles of Incorporation" means the Articles of Incorporation of the Corporation as amended from time to time.

      "Board of Directors" means the Board of Directors of the Corporation.

      "Business Corporation Act" means the Liberian Business Corporation Act.

      "Chairman of the Board" means Chairman of the Board of Directors of the Corporation as described in Section 4.04.

      "Change in Control" means a change in control of the Corporation occurring after the Effective Date of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934 (the "Act"), whether or not the Corporation is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred if after the Effective Date
(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Corporation representing twenty five percent (25%) or more of the combined voting power of the Corporation's then outstanding securities without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person attaining such percentage interest; (ii) the Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

      "Chief Executive Officer" means chief executive officer of the Corporation as described in Section 4.05.

      "Class Rights Action" means any of the actions listed in Section 2.17.

      "Combined Shareholders" means the holders of Royal Caribbean Common Stock and the holders of P&O Princess Ordinary Shares.

      "Corporate Status" describes the status of a person who is or was a director or officer of the Corporation or any direct or indirect subsidiary thereof or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation.

      "Corporation" and "Royal Caribbean" mean Royal Caribbean Cruises Ltd., a Liberian corporation.

      "Deed Poll Guarantees" means the Royal Caribbean Deed Poll Guarantee and the P&O Princess Deed Poll Guarantee.

      "Disinterested Director" means a director of the Corporation who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

      "Effective Date" means April 22, 1993.

      "Equalization Agreement" means the Equalisation and Governance Agreement, dated as of ________ __, 2002, between Royal Caribbean and P&O Princess, as amended from time to time.

      "Equalization Fraction" means, as of any date, the Equalization Ratio as of such date expressed as a fraction where the numerator is one and the denominator is the P&O Princess Equivalent Number comprising the second element of such Equalization Ratio.

      "Equalization Ratio" means the ratio of (i) one share of Royal Caribbean Common Stock to (ii) that number of P&O Princess Ordinary Shares that have the same rights to distributions of income and capital and voting rights as one share of Royal Caribbean Common Stock (the "P&O Princess Equivalent Number"). The Equalization Ratio shall initially be 1:1 and shall be subject to adjustment in the future as provided in the Equalization Agreement and the Schedules thereto. In all cases, the P&O Princess Equivalent Number shall be rounded to five decimal places.

      "Equivalent Resolution" means a resolution of either the Corporation or P&O Princess, certified by a duly authorized officer of the Corporation or P&O Princess as equivalent in nature and effect to a resolution of the other company.

       "Expenses" shall include all reasonable attorneys' costs and fees, investigative costs and fees, accountants costs and fees, expert witnesses' costs and fees, retainers, court costs, transcript costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

      "Governmental Agency" means a court of competent jurisdiction or any government or any governmental, regulatory, self-regulatory, or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the U.S. Securities and Exchange Commission, the New York Stock Exchange, the UK Panel on Takeovers and Mergers, the London Stock Exchange, the UK Listing Authority and the Oslo Stock Exchange.

      "Implementation Agreement" means the Implementation Agreement, dated as of November 19, 2001, between Royal Caribbean and P&O Princess.

      "Indemnitee" includes any person who is, or is threatened to be made, a witness in or a party to any Proceeding as described in Sections 7.02, 7.03,
7.04 or 7.05 of Article VII by reason of his Corporate Status and the heirs, executors and administrators of any such person.

      "Independent Counsel" means a law firm, or a member of a law firm, that is experienced in matters of corporate law and neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or Indemnitee in any matter material to either such party, or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or Indemnitee in an action to determine Indemnitee's rights under this Article VII.

      "Joint Electorate Action" means any of the actions listed in Section 2.15, or as provided by the Board of Directors.

      "Liquidation" means, with respect to either the Corporation or P&O Princess, any liquidation, winding up, receivership, dissolution, insolvency or equivalent proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company.

      "London Stock Exchange" means London Stock Exchange plc.

      "Majority Resolution" means a resolution duly approved at a meeting of the Corporation's Shareholders by the affirmative vote of a majority of all the votes cast on such resolution by all shareholders of the Corporation entitled to vote thereon (including, where applicable, the Royal Caribbean SVC) who are present in person or by proxy at such meeting.

      "New York Stock Exchange" means the New York Stock Exchange, Inc.

      "Oslo Stock Exchange" means the Oslo B0rs.

      "Other Voting Shares" means, with respect to any resolution to be acted on by the shareholders of the Corporation or P&O Princess, as the case may be, such shares of capital stock of that company that are entitled to vote on such resolution at a meeting of the shareholders of such company, other than Royal Caribbean Common Stock, the Royal Caribbean Special Voting Share and the P&O Princess Special Voting Share.

      "P&O Princess" means P&O Princess Cruises plc, a public limited company incorporated in England and Wales.

      "P&O Princess Board" means the Board of Directors of P&O Princess.

      "P&O Princess Deed Poll Guarantee" means the agreement dated as of _______ __, 2002, whereby P&O Princess agrees to guarantee certain obligations of the Corporation for the benefit of certain future creditors of the Corporation, as amended from time to time.

      "P&O Princess Entrenched Provision" means those provisions designated as such in the P&O Princess Memorandum and Articles.

      "P&O Princess Equivalent Number" has the meaning given in the definition of "Equalization Ratio".

      "P&O Princess Memorandum and Articles" means the P&O Princess Memorandum and Articles of Association, as amended from time to time.

      "P&O Princess Ordinary Shares" means the issued ordinary shares of US$1.732 each in P&O Princess from time to time (including the underlying ordinary shares for each P&O Princess American Depositary Share), as the same may be subdivided or consolidated from time to time and any ordinary shares into which such ordinary shares may be reclassified, converted or otherwise changed.

      "P&O Princess SVC" means the holder, from time to time, of the P&O Princess Special Voting Share.

      "P&O Princess Special Voting Share" means the special voting share of L1 in P&O Princess.

      "Parallel Shareholder Meeting" means in relation to P&O Princess, any meeting of the shareholders of P&O Princess which is:

      (a) nearest in time to, or is contemporaneous with, the meeting of the Shareholders of the Corporation and at which some or all of the same resolutions or some or all Equivalent Resolutions are to be considered; or

      (b) designated by the P&O Princess Board as the parallel meeting of shareholders of a particular meeting of Shareholders of the Corporation.

      "President" means the president of the Corporation as described in Section 4.06.

      "Proceeding" includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative.

      "Royal Caribbean Common Stock" means the issued and outstanding common stock, par value US$0.01 per share, of the Corporation from time to time, as the same may be subdivided or consolidated from time to time and any capital stock into which such common stock may be reclassified, converted or otherwise changed.

      "Royal Caribbean Deed Poll Guarantee" means the agreement dated as of _________ __, 2002, whereby Royal Caribbean agrees to guarantee certain obligations of P&O Princess for the benefit of certain future creditors of P&O Princess, as amended from time to time.

      "Royal Caribbean Entrenched Provision" shall have the meaning given such term in the Articles of Incorporation.

      "Royal Caribbean SVC" means the holder, from time to time, of the Royal Caribbean Special Voting Share.

      "Royal Caribbean Special Voting Share" means the special voting share, par value $0.01 per share, of Royal Caribbean.

      "SVC Owner" means The Law Debenture Trust Corporation P.L.C. or such other trust company as shall be agreed between Royal Caribbean and P&O Princess.

      "Secretary" means the secretary of the Corporation as provided in Section 4.08.

      "Shareholders" means the holders of shares of Royal Caribbean capital stock.

      "Special Meeting" means a meeting of the Shareholders other than an Annual Meeting as described in Section 2.03.

      "Special Voting Share" means, in relation to Royal Caribbean, the Royal Caribbean Special Voting Share and, in relation to P&O Princess, the P&O Princess Special Voting Share.

      "Supermajority Resolution" means a resolution required by Applicable Regulations, the Articles of Incorporation or these By-Laws, as relevant, to be approved by a higher percentage of votes cast than required under a Majority Resolution, or where the percentage of votes in favor and against the resolution is required to be calculated by a different mechanism to that required by a Majority Resolution.

      "Treasurer" means the treasurer of the Corporation as described in Section 4.09.

      "Voting Agreement" means the deed entitled SVC Special Voting Deed, dated as of _________ __, 2002, among, inter alia, the Corporation, P&O Princess and the SVC Owner, as amended or modified from time to time, and shall include any deed entered into to replace that deed or any such replacement.



                                    -- END --